Mail Stop 6010

June 10, 2008

Martin H. Loeffler
Chairman and Chief Executive Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, CT 06492

> **Re:** **Amphenol Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 1-10879**

Dear Mr. Loeffler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Edward C. Wetmore
        Vice President, Secretary and General Counsel